Exhibit (a)(5)(G)

TAYLOR MARITIME INVESTMENTS LIMITED AND GRINDROD SHIPPING HOLDINGS LTD.
JOINTLY ANNOUNCE EXPIRATION AND RESULTS OF THE OFFER AND COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD

November 29, 2022: — Taylor Maritime Investments Limited (LON: TMI / TMIP) (“TMI”), an internally managed investment company specializing in the acquisition and chartering of vessels in the handysize and supramax bulk carrier segments of the global shipping sector, and Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company”), a global provider of maritime transportation services in the drybulk sector, today jointly announced the expiration of the previously announced voluntary conditional cash offer (the “Offer”) made by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of TMI, for all of the ordinary shares (other than Shares held by the Offeror and Shares held in treasury) in the capital of Grindrod Shipping (“Shares”) and the commencement of a subsequent offering period for the remaining Shares. The Offer and withdrawal rights expired at 11:59 p.m., New York time, on November 28, 2022 (the “Expiration Time”).

Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as at the Expiration Time, a total of 8,966,040 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which represent, when added to the Shares owned by the Offeror and its affiliates (including any Shares issued to the Offeror in exchange for its payment of US $21.00 in respect of each Company Forfeitable Share), approximately 73.78% of the outstanding Shares (including the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares) as at the Expiration Time. Additionally, in accordance with the terms of the transaction implementation agreement, dated as of October 11, 2022 and entered into among Grindrod Shipping, TMI and the Offeror, Grindrod Shipping has instructed its transfer agents to pay and distribute the special dividend, declared on October 28, 2022, of US $5.00 per Share to each holder of Shares as of November 25, 2022. As a result, the minimum tender condition, the irrevocable instruction condition and all other conditions to the consummation of the Offer set forth in the offer to purchase have been satisfied. Promptly after the expiration of the Offer, the Offeror has therefore accepted for payment all validly tendered and not validly withdrawn Shares in accordance with the Offer.

Immediately following the acceptance by the Offeror of all validly tendered and not validly withdrawn Shares in accordance with the Offer, the Offeror has provided for a subsequent offering period, which, unless extended by the Offeror, will expire at 11:59 p.m., New York time, on December 19, 2022. During this subsequent offering period, holders of Shares who have not previously validly tendered their Shares in the Offer may do so and will promptly receive the same consideration of US $21.00 per Share in cash, without interest thereon, offered in the initial offering period. No withdrawal rights will apply in respect of any Shares validly tendered during the subsequent offering period.

About TMI

TMI is an internally managed shipping company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021. TMI specializes in the acquisition and chartering of vessels in the handysize and supramax bulk carrier segments of the global shipping sector. TMI invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have demonstrated average yields in excess of TMI’s target dividend yield of 8% p.a. (on the initial issue price). The current portfolio numbers 27 vessels in the geared dry bulk segment (handysize and supramax types) (including one ship held for sale). The ships are employed utilizing a variety of employment/charter strategies.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. Grindrod Shipping is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Responsibility Statement

TMI

The board of directors of TMI (the “TMI Board”) (including those who may have delegated detailed supervision of this announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed herein are fair and accurate and that no material facts have been omitted from this announcement, the omission of which would make any statement in this announcement misleading, and the TMI Board jointly and severally accepts responsibility accordingly. Where any information in this announcement has been extracted or reproduced from published or otherwise publicly available sources or obtained from Grindrod Shipping and its subsidiaries and associated companies, the sole responsibility of the TMI Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced herein.

Grindrod Shipping

The directors of Grindrod Shipping (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed herein are fair and accurate and that no material facts have been omitted from this announcement, the omission of which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced herein.

Forward-Looking Statements

This announcement contains or incorporates by reference forward-looking statements regarding the Company’s management’s, or TMI’s or the Offeror’s, as applicable, future expectations, beliefs, intentions, goals, strategies, plans or prospects. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “estimate”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “if”, “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s, or TMI’s or the Offeror’s, as applicable, current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. These forward-looking statements are subject to risks and uncertainties including, among other things, uncertainties as to whether and how many Company shareholders will tender their Shares into the Offer and the possibility that the transactions contemplated by the Transaction Implementation Agreement are not consummated and significant transaction costs. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and none of the Company, TMI or the Offeror undertake any obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or the rules of NASDAQ, JSE and/or any other regulatory or supervisory body or agency. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Important Information

This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror filed, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company filed, with the SEC on October 28, 2022. Any solicitation and offer to buy Shares of the Company is only being made pursuant to the Offer to Purchase and related tender offer materials. The Tender Offer Statement, including the offer to purchase and certain other offer documents (as they may be updated and amended from time to time), and the Solicitation/Recommendation Statement on Schedule 14D-9 contain important information. Any holders of Shares are urged to read these documents carefully because they contain important information that holders of Shares should consider before making any decision with respect to the tender offer. The offer to purchase and the solicitation/recommendation statement and other filings related to the offer are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror are available free of charge on TMI’s website at www.taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D‑9 and the other documents filed with the SEC by the Company are available free of charge on the Company’s website at www.grinshipping.com/investorrelations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the offer, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104 and by telephone at (866) 695-6078 (toll-free).

Grindrod Shipping Contact:	Investor Relations / Media Contact:
Stephen Griffiths	Nicolas Bornozis / Paul Lampoutis
Interim CEO and CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

TMI Contact:	Investor Relations / Media Contact:
Edward Buttery	Ally Allfrey / George Morris Seers
CEO	Montford Communications
Taylor Maritime Investments Limited	Email: TMI@montford.london
BSI House, 59 Markham Street London SW3 3NR
Email: ir@tminvestments.com
Website: https://taylormaritimeinvestments.com